Building a Strong
Reputation




RECEIVED
MAR 14 2013



2012 Annual Report

West Bancorporation

Then

Building a strong reputation since 1893

West Des Moines has grown quite a bit from the sleepy railroad town established as Valley Junction.

In 1893, one of the first businesses to invest in newly formed Valley Junction was a little bank that grew to become West Bank.

Founders Herman and Anna Raaz made some of the first loans that allowed families to make Valley Junction their home. West Bank helped many entrepreneurs launch businesses that are still serving the community today. We went on to survive the depression, expand in two of Iowa's largest markets, and trade on Nasdaq.

Our goal was never to be the biggest bank. We simply want to be the kind of community bank that earns our customers' trust and referrals, while continuing to be recognized as one of the best banks in America by our peers and industry experts. And most of all, just like back in 1893, we want to be a vital part of the community we call home.


BANK

Now

120 years later...

We're fortunate to be able to boast about our exceptional customer loyalty, but truth be told, we've worked hard to earn it. We learned a long time ago that when we help our customers achieve their financial goals, we not only earn their trust but their ongoing business.

We've consistently produced enviable earnings for our investors. Since the formation of our holding company, West Bancorporation, Inc. in 1984, we have enjoyed profits in 110 of 112 quarters.

To be a great community bank, we also need to be a great community partner. Since 2003, our Foundation has granted over $2 million dollars to local charities and our employees serve on over 80 local charitable boards.

120 years after serving our first customer, West Bank is again investing in its West Des Moines roots by building a new branch on Grand Avenue to serve, in some cases, a fifth generation of West Bank customers.

It's this ongoing commitment to our customers, our shareholders and the communities we call home that has earned us our most valuable asset – our reputation.



Stockholders' Letter



David D. Nelson

People like to ask me about our vision for our Company. They like to ask what size we will be and what size we want to be. I don't want to sound rude but any group of people can make a bank grow. All you have to do is be the cheapest and/or the loosest. Being the biggest can have very little to do with being the best and might even make you the worst.

So I let people know our vision is to achieve and sustain a position of industry envy and admiration. Then they ask, "What would that look like?" and "How will you know when you get there?" Here are some of the things we look at to validate our progress:

- Customer loyalty & retention.
- Customers endorsing us by giving us referrals.
- More people choosing us as their bank.
- Other bankers in town wanting to join our Team.
- Outperforming other banks in the major performance metrics.
- Investment banking firm Sandler O'Neill naming us as one of the best banks in America.
- Doug Gulling named CFO of the year by the *Des Moines Business Record*.
- Other banks want to hire our top performing people and our people say, "No thanks."
- Understanding what it means to be a community bank.

We remind ourselves that continued improvement is not a destination, it is a journey. It should also be a fun journey and we will get there and stay there as a Team. I like to say, "Things are changing all the time at West Bank," and that is because each day we get a little better by doing things on purpose. It is fun to be part of something special, and we look forward to the future with a smile.

In last year's letter, we stated that we believed the Company would continue to grow and prosper in spite of the uncertainty that existed. We can report that we were successful. For the year 2012, total loans grew by 11 percent; deposits grew by 19 percent; and net income available to our stockholders increased by 24 percent. Both of our markets; the Des Moines metropolitan area and the Iowa City metropolitan area, contributed to this growth. We also expanded our commercial banking group in both markets in the last half of 2012. We do not believe there is any less uncertainty in 2013, but we do believe we will continue our path of growth and prosperity.

The capital position of our Company is strong. At December 31, 2012, the capital ratio of tangible net worth to tangible assets was 9.29 percent. Certainly over the past few years it was hard to argue any amount of capital was too much. But we do get asked, and frequently ask ourselves, "What is the appropriate amount of capital?" During 2013, we will continue to evaluate that question and develop strategies for effectively deploying that capital while maintaining a position of strength.

West Bank is the oldest business in West Des Moines and during 2013 we are celebrating our 120th anniversary. Our new Grand Avenue branch will be opening this spring. We think that makes us both the oldest *and* the newest business in West Des Moines.

Our Company's strong performance and positive public reaction are not accidents. They happen because of our employees, our customers, and our community. We look forward to continuing the journey in 2013.

David D. Nelson
Chief Executive Officer and President

Consolidated Condensed Balance Sheets

(dollars in thousands, except per share amounts)

	December 31,	
	2012	2011
Assets		
Cash and due from banks	$ 60,417	$ 35,772
Federal funds sold and other short-term investments	111,057	51,332
Cash and cash equivalents	**171,474**	**87,104**
Securities available for sale	292,314	283,145
Federal Home Loan Bank stock, at cost	11,789	11,352
Loans held for sale	3,363	4,089
Loans	927,401	838,959
Allowance for loan losses	(15,529)	(16,778)
Loans, net	**911,872**	**822,181**
Premises and equipment, net	5,609	5,396
Accrued interest receivable	3,652	4,183
Bank-owned life insurance	25,730	25,724
Other real estate owned	8,304	10,967
Deferred tax assets	6,991	8,409
Other assets	7,077	6,974
Total assets	**$ 1,448,175**	**$ 1,269,524**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 367,281	$ 268,887
Interest-bearing demand	160,745	158,141
Savings	428,710	343,312
Time of $100,000 or more	100,627	98,743
Other time	77,213	88,290
Total deposits	**1,134,576**	**957,373**
Federal funds purchased and securities sold under agreements to repurchase	55,596	55,841
Subordinated notes and FHLB advances, net of discount	114,509	125,619
Accrued expenses and other liabilities	8,907	7,240
Total liabilities	**1,313,588**	**1,146,073**
Stockholders' Equity		
Preferred stock, $0.01 par value; authorized 50,000,000 shares; no shares issued and outstanding at December 31, 2012 and 2011	-	-
Common stock, no par value; authorized 50,000,000 shares; 17,403,882 shares issued and outstanding at December 31, 2012 and 2011	3,000	3,000
Additional paid-in capital	33,805	33,687
Retained earnings	95,856	86,110
Accumulated other comprehensive income	1,926	654
Total stockholders' equity	**134,587**	**123,451**
Total liabilities and stockholders' equity	**$ 1,448,175**	**$ 1,269,524**

Consolidated Condensed Statements of Income

(dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2012	2011	2010
Interest Income			
Loans, including fees	$ 44,277	$ 46,640	$ 53,215
Securities:			
Taxable securities	4,240	4,193	4,330
Tax-exempt securities	1,954	2,252	3,057
Federal funds sold and other short-term investments	191	234	541
Total interest income	**50,662**	**53,319**	**61,143**
Interest Expense			
Deposits	4,535	6,941	13,217
Federal funds purchased and securities sold under agreements to repurchase	114	174	210
Other borrowings	4,815	4,802	5,596
Total interest expense	**9,464**	**11,917**	**19,023**
Net interest income	**41,198**	**41,402**	**42,120**
Provision for Loan Losses	625	550	6,050
Net interest income after provision for loan losses	**40,573**	**40,852**	**36,070**
Noninterest Income			
Service charges on deposit accounts	3,009	3,244	3,361
Debit card usage fees	1,586	1,453	1,329
Trust services	817	792	818
Gains and fees on sales of residential mortgages	3,104	1,454	1,533
Increase in cash value of bank-owned life insurance	737	884	869
Gain from bank-owned life insurance	841	637	422
Investment securities impairment losses	(203)	(99)	(305)
Realized investment securities gains, net	246	-	40
Other income	857	996	2,320
Total noninterest income	**10,994**	**9,361**	**10,387**
Noninterest Expense			
Salaries and employee benefits	14,532	13,194	10,996
Occupancy	3,519	3,342	3,207
Data processing	2,070	1,921	1,815
FDIC insurance expense	672	1,298	3,082
Other real estate owned expense	1,491	2,883	1,716
Other expenses	6,508	6,235	6,928
Total noninterest expense	**28,792**	**28,873**	**27,744**
Income before income taxes	**22,775**	**21,340**	**18,713**
Income Taxes	6,764	6,072	5,330
Net income	**16,011**	**15,268**	**13,383**
Preferred stock dividends and accretion of discount	-	(2,387)	(2,284)
Net income available to common stockholders	**$ 16,011**	**$ 12,881**	**$ 11,099**
Earnings per Common Share			
Basic earnings per common share	$ 0.92	$ 0.74	$ 0.64
Diluted earnings per common share	$ 0.92	$ 0.74	$ 0.64

Stock Information

West Bancorporation's common stock is traded on the Nasdaq Global Select Market and quotations are furnished by the Nasdaq System. We had 220 common stockholders of record on December 31, 2012, and an estimated 950 additional nonobjecting beneficial holders whose stock was held in street name by brokerage houses.

Market and Dividend Information [1]

2012	High	Low	Dividends
1st quarter	$10.46	$ 8.71	$0.08
2nd quarter	10.22	9.02	0.08
3rd quarter	12.35	9.38	0.10
4th quarter	12.29	9.75	0.10
Total			**$ 0.36**

2011	High	Low	Dividends
1st quarter	$ 8.00	$ 6.75	$ -
2nd quarter	8.89	6.94	0.05
3rd quarter	10.00	7.31	0.05
4th quarter	10.39	7.92	0.07
Total			**$ 0.17**

(1) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown, or commissions.

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available on the Securities and Exchange Commission's Web site at http://www.sec.gov and through a link on the Company's Web site, www.westbankiowa.com, at Investor Relations, SEC Filings. A copy of the annual report can also be obtained upon request to Alice Jensen at 515-222-2300 or ajensen@westbankiowa.com.

Transfer Agent/Dividend Paying Agent

ist Shareholder Services
433 S. Carlton Ave.
Wheaton, Illinois 60187
800-757-5755
www.ilstk.com

Forward-Looking Statements

Certain statements in this report about the Company's future financial performance constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements include the words "believe," "hope to," "look forward," or similar references. These statements are based on underlying assumptions, risks, and uncertainties that may not materialize as expected. Actual results may differ significantly from the forward-looking statements due to, among other things, changes in competition, economic conditions, regulatory requirements or costs, loan or investment performance, and interest rates. The Company undertakes no obligation to revise any statements to reflect future circumstances.

Consolidated Condensed Statements of Stockholders' Equity

(dollars in thousands, except per share amounts)

Years Ended December 31, 2012, 2011, and 2010	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	**$ 34,024**	**$ 3,000**	**$ 34,387**	**$ 65,959**	**$ (4,311)**	**$ 133,059**
Net income	-	-	-	13,383	-	13,383
Other comprehensive income	-	-	-	-	1,664	1,664
Preferred stock discount accretion	484	-	-	(484)	-	-
Cash dividends declared,						
$0.05 per common share	-	-	-	(870)	-	(870)
Preferred stock dividends declared	-	-	-	(1,800)	-	(1,800)
Balance, December 31, 2010	**34,508**	**3,000**	**34,387**	**76,188**	**(2,647)**	**145,436**
Net income	-	-	-	15,268	-	15,268
Other comprehensive income	-	-	-	-	3,301	3,301
Preferred stock discount accretion	1,492	-	-	(1,492)	-	-
Redemption of preferred stock	(36,000)	-	-	-	-	(36,000)
Repurchase of common stock warrant	-	-	(700)	-	-	(700)
Cash dividends declared,						
$0.17 per common share	-	-	-	(2,959)	-	(2,959)
Preferred stock dividends declared	-	-	-	(895)	-	(895)
Balance, December 31, 2011	**-**	**3,000**	**33,687**	**86,110**	**654**	**123,451**
Net income	-	-	-	16,011	-	16,011
Other comprehensive income	-	-	-	-	1,272	1,272
Cash dividends declared,						
$0.36 per common share	-	-	-	(6,265)	-	(6,265)
Stock-based compensation costs	-	-	118	-	-	118
Balance, December 31, 2012	**$ -**	**$ 3,000**	**$ 33,805**	**$ 95,856**	**$ 1,926**	**$ 134,587**

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (not presented herein), stockholders' equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2012, and in our report dated March 6, 2013, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

McGladrey LLP

Des Moines, Iowa | March 6, 2013

Financial Highlights

(dollars in thousands, except per share amounts)

	2012	2011	2010	2009	2008
Year-End Balances					
Assets	$1,448,175	$1,269,524	$1,305,463	$1,575,054	$1,554,276
Investment securities	304,103	294,497	267,537	351,269	189,558
Loans	927,401	838,959	888,649	1,020,710	1,100,735
Nonperforming loans	7,256	10,693	12,930	26,317	28,835
Other real estate owned	8,304	10,967	19,193	25,350	4,352
Deposits	1,134,576	957,373	972,072	1,246,617	1,155,132
Stockholders' equity	134,587	123,451	145,436	133,059	150,063
Average Balances					
Assets	$1,326,408	$1,295,313	$1,558,461	$1,618,557	$1,371,401
Investment securities	317,615	266,031	301,124	230,821	189,206
Loans	854,860	850,833	961,977	1,100,045	1,054,558
Deposits	995,694	961,488	1,218,997	1,231,597	954,423
Stockholders' equity	129,795	135,520	141,079	143,163	118,090
Results of Operations					
Net interest income	$ 41,198	$ 41,402	$ 42,120	$ 41,094	$ 41,101
Provision for loan losses	625	550	6,050	24,500	16,600
Noninterest income	10,994	9,361	10,387	8,904	4,301
Noninterest expense	28,792	28,873	27,744	37,905	20,105
Income (loss) before income taxes from continuing operations	22,775	21,340	18,713	(12,407)	8,697
Income (loss) from continuing operations	16,011	15,268	13,383	(5,051)	7,311
Income (loss) from discontinued operations	-	-	-	(9,566)	325
Net income (loss)	16,011	15,268	13,383	(14,617)	7,636
Net income (loss) available to common stockholders	16,011	12,881	11,099	(16,893)	7,636
Per Common Share					
Net income (loss) – basic	$ 0.92	$ 0.74	$ 0.64	$ (0.97)	$ 0.44
Net income (loss) – diluted	0.92	0.74	0.64	(0.97)	0.44
Dividends	0.36	0.17	0.05	0.09	0.64
Book value	7.73	7.09	6.37	5.69	6.69
Closing price	10.78	9.58	7.79	4.93	12.25
Ratios					
Return on average equity	12.34%	11.27%	9.49%	(10.21)%	6.47%
Return on average assets	1.21%	1.18%	0.86%	(0.90)%	0.56%
Texas ratio	11.25%	16.33%	25.76%	44.91%	33.81%
Efficiency ratio	50.83%	49.27%	47.28%	45.30%	38.24%
Net interest margin	3.42%	3.58%	3.04%	2.86%	3.38%
Average equity as % of average assets	9.79%	10.46%	9.05%	8.85%	8.61%
Allowance for loan losses as % of loans	1.67%	2.00%	2.15%	1.87%	1.40%
Net charge-offs as % of average loans	0.22%	0.34%	0.63%	1.89%	0.96%
Nonperforming loans as % of loans	0.78%	1.27%	1.46%	2.58%	2.62%
Tangible common equity to tangible assets	9.29%	9.72%	8.49%	6.27%	5.91%

Boards of Directors

West Bancorporation, Inc. and Subsidiary

Frank Berlin*
Thomas Carlstrom*
Joyce Chapman*
Steven Gaer*
Douglas Gulling**
Kaye Lozier*
David Milligan*
George Milligan*
David Nelson*
James Noyce*
Harlee Olafson **
Robert Pulver*
Lou Ann Sandburg*
Brad Winterbottom **
Jason Worth **

*Director of West Bancorporation, Inc. and West Bank ** Director of West Bank*

Central Iowa Community Board

Chad Airhart
Mary Cownie
Darin Ferguson
Ryan Flynn
Kevin Grimm
Greg LaMair
Gene Loffredo
Kirk Tyler
Victoria Veiock
Mark Wackerbarth
Nancy Williams
Phillip Yurgae

Eastern Iowa Community Board

Jill Armstrong
Kevin Digmann
William Meardon
Mark Mysnyk
William Nusser, Jr.
Charles Skaugstad, Jr.
Anna Moyer-Stone

Branch Locations

Central Iowa

Main Bank
1601 - 22nd St.
West Des Moines

Grand Branch
125 Grand Ave.
West Des Moines

City Center Branch
809 - 6th Ave.
Des Moines

East Branch
2440 East Euclid
Des Moines

North Branch
3839 Merle Hay
Des Moines

South Branch
3920 SW 9th Street
Des Moines

Urbandale Branch
3255 - 99th St.
Urbandale

Waukee Branch
955 East Hickman Rd.
Waukee

Eastern Iowa

Downtown Branch
229 S. Dubuque Street
Iowa City

Lower Muscatine Branch
1910 Lower Muscatine Rd
Iowa City

Coralville Branch
1150 5th Street
Suite 170
Coralville


W
West Bancorporation